Algonquin Power & Utilities Corp. Appoints Chris Huskilson to the Board of Directors
OAKVILLE, ON, December 11, 2019 – Algonquin Power & Utilities Corp. (“APUC” or “the Company”) (TSX/NYSE: AQN) today announced the appointment of Chris Huskilson to the Company’s Board of Directors, effective January 1, 2020. With this appointment, the size of the Board of Directors will increase from nine to ten members.
“We are delighted to welcome Chris Huskilson back to APUC’s Board of Directors given the many positive contributions he made during his first term on the Board from 2009-2016,” said Ken Moore, Chairman of APUC. “The breadth of knowledge and experience in the power and utilities sector, as well as proven leadership at the head of a growing and successful public power and utility company, make Chris a great addition to our Board.”
Mr. Huskilson was formerly CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from C$3 billion in assets to C$30 billion during his term as CEO.
He has also served as a member on the boards of a number of public and private companies in Canada and internationally, including community based not-for-profit organizations.
Since leaving Emera in 2018, Mr. Huskilson has been very involved in supporting the start-up ecosystem emerging in Atlantic Canada. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science- and technology-based companies. He is also a founding member of Canada’s Ocean Supercluster and has invested in a number of innovation based start-up companies.
Mr. Huskilson will serve as a Director for a term expiring at the Company’s 2020 annual meeting of shareholders when he will stand for election by shareholders.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately US$11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 801,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.
APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate‐regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018‐A subordinated notes and Series 2019‐A  subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.  Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to statements regarding the 2020 annual meeting of shareholders of the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management’s discussion and analysis, most recent annual information form and base shelf prospectus and prospectus supplement relating to the Offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500